SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 11, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒        Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on July 11, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0711/LTN20120711311.pdf, regarding the second notice of the Extraordinary General Meeting of the Company, to be held on August 10, 2012.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: July 11, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SECOND NOTICE OF EXTRAORDINARY GENERAL MEETING

Reference is made to the notice dated 26 June 2012 of the extraordinary general meeting of China Southern Airlines Company Limited (the “Company”) to be held on Friday, 10 August 2012.

Pursuant to requirements under the Provisions on Strengthening the Protection of the Rights and Interests of the Public Shareholders issued by China Securities Regulatory Commission and articles of association of the Company, the Company hereby gives a second notice to the shareholders of the Company that the extraordinary general meeting will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 10 August 2012 at 2:00 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 26 June 2012:

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	“THAT, the satisfaction of the conditions of the Non-public A Share Issue by the Company be and is hereby considered and approved.”

2.	“THAT, each of the following items under the proposal of the Non-public A Share Issue be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issued A Shares is to be subscribed for in cash.

2.3 Targeted subscriber and its relationship with the Company

The targeted subscriber for the Non-public A Share Issue is CSAHC, the controlling shareholder of the Company.

2.4 Pricing Base Day

The Pricing Base Day of the Non-public A Share Issue was the date of publishing the announcement of the board resolution in relation to the Non-public A Share Issue, which is 12 June 2012.

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2.5 Issue price and adjustment to the issue price

The issue price per A Share under the Non-public A Share Issue is RMB4.30, which is not less than 90% of the average trading prices of A Shares for the 20 trading days preceding the Pricing Base Day (the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day equals to the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Base Day divided by the total volume of A Shares traded in the 20 trading days preceding the Pricing Base Day), and is therefore in compliance with the provisions of the “Measures on the Administration of Issuance of Securities by Listed Companies”.

The issue price per A Share under the Non-public A Share Issue shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the Pricing Base Day to the date of issuance:

Assuming the subscription price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or allotments of each Share as K, the price of the new Shares or allotments as A, distribution of dividends for each Share as D, the issue price after the adjustment as P1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure and the subscription price for A Shares shall not be less than its nominal value of RMB 1.00 per A Share), then

Dividends distribution: P1 = P0-D;

Bonus issue or transfer to share capital from capital reserve: P1 = P0/(1+N);

Issue of new Shares or placing: P 1= (P0+AK)/(1+K);

Combination of the three items: P1 = (P0-D+AK)/(1+K+N).

Besides, the number of A Shares to be issued under the Non-public A Share Issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

According to the above formula and the profit distribution proposal of the Company for the Year 2011, the adjusted issue price under the Non-public A Share Issue = (issue price before adjustment – cash dividend per share) = (RMB 4.30 per share – RMB 0.20 per share) = RMB 4.10 per share. Please refer to the “Announcement on the Adjustment to the Issue Price and Number of Shares to be Issued under the Non-public Issue of Shares due to the Implementation of the Profit Distribution Proposal for the Year 2011 of China Southern Airlines Company Limited” published on 9 July 2012 for details.

2.6 Number of Shares to be issued and issue scale

The total number of A Shares to be issued under the Non-public A Share Issue is not more than 465,116,279 Shares. The number of shares to be issued shall be adjusted according to the provisions of the above item 2.5 in case of ex-right or ex-dividend including distribution of dividend, transfer to share capital from capital reserve during the period from the Pricing Base Day to the date of issuance.

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According to the above formula and the profit distribution proposal of the Company for the Year 2011, the adjusted maximum number of shares to be issued under the Non-public A Share Issue = total proceeds raised under this issue /adjusted issue price = RMB 2,000,000,000 / RMB 4.10 per share =487,804,878 shares. Please refer to the “Announcement on the Adjustment to the Issue Price and Number of Shares to be Issued under the Non-public Issue of Shares due to the Implementation of the Profit Distribution Proposal for the Year 2011 of China Southern Airlines Company Limited” published on 9 July 2012 for details.

The aggregate funding to be raised from the Non-public A Share Issue will not exceed RMB2 billion.

2.7 Lock-up period

CSAHC shall not sell the newly issued A Shares under the Non-public A Share Issue for a period of 36 months from the date of issuance.

2.8 Place of listing

The newly issued A Shares under the Non-public A Share Issue will be listed and traded on The Shanghai Stock Exchange.

2.9 Use of proceeds

All the proceeds to be raised under the Non-public A Share Issue, after deduction of the issue expenses, will be used for the repayment of bank borrowings, all of which are in USD. Details are as follows:

		Outstanding Principal of Borrowings
Serial No.	Banks	Amount (USD)	Equivalent Amount (RMB)*	Due Date

1	China Development Bank	109,147,410.00	691,503,416.06	2012-11-20
2	China Development Bank	80,000,000.00	506,840,000.00	2012-12-19
3	China Development Bank	30,000,000.00	190,065,000.00	2013-1-3
4	China Development Bank	20,000,000.00	126,710,000.00	2013-1-8
5	China Development Bank	30,000,000.00	190,065,000.00	2013-1-15
6	China Development Bank	40,000,000.00	253,420,000.00	2013-1-19
7	China Development Bank	40,000,000.00	253,420,000.00	2013-1-31
8	China Development Bank	26,000,000.00	164,723,000.00	2013-2-8
9	China Development Bank	70,000,000.00	443,485,000.00	2013-2-15
10	China Development Bank	49,000,000.00	310,439,500.00	2013-2-22
11	China Development Bank	72,689,000.00	460,521,159.50	2013-2-28

	Total	566,836,410.00	3,591,192,075.56

Note:	Equivalent Amount (RMB) is calculated by the average of the middle exchange rate of RMB on the interbank foreign exchange market on 31 May 2012: 1USD = RMB6.3355.

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If the proceeds from Non-Public A Share Issue are not enough to cover all the above borrowings, outstanding amount shall be repaid in the above order, and the deficit will be satisfied with self-raised funds of the Company. If there is any surplus after repayment of the above bank borrowings, the same will be used as the liquidity of the Company.

2.10 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company’s undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the Non-public A Share Issue.

2.11 The “Proposal for Non-Public A Share Issue by China Southern Airlines Company Limited”

2.12 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to the Non-public A Share Issue at the EGM.

3.	“THAT, the “Subscription Agreement relating to the subscription of the non-public issue of A Shares of China Southern Airlines Company Limited”, be and is hereby considered and approved.”

4.	“THAT, the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.”

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

5.	“THAT, the specific report on the use of proceeds from previous fund raising activities, be and is hereby considered and approved.”

6.	“THAT, the “feasibility study report on the use of proceeds from the Non-public A Share Issue of China Southern Airlines Company Limited”, be and is hereby considered and approved.”

7.	“THAT, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC be and is hereby considered and approved.”

8.	“THAT, the Board be and is hereby authorized by the general meeting with full power to deal with all matters relating to the Non-public A Share Issue.”

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Connected shareholders (including CSAHC, Nan Lung Holding Limited and Yazhou Travel Investment Company Limited) shall abstain from voting regarding the resolutions numbers 2, 3, 7 and 8 above at the general meeting.

By Order of the Board of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

11 July 2012

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non- executive Directors.

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